UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential PageNumber

1.	Press release on ALVARION expands its Open wimaxTM Ecosystem increasing multi-vendor interoperability dated February 21, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: February 21st, 2007                                  By: /s/ Dafna Gruber
                               Name: Dafna Gruber
                               Title:   CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO                  Carmen Deville
+972 3 645 6252                +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION expands its Open wimaxTM Ecosystem
increasing multi-vendor interoperability

4MotionTM Achieves Successful Interoperability in Preparation of
Wave 1 & 2 802.16e-2005 Certification

Tel Aviv, Israel, February 21, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, announced the expansion of its OPEN WiMAX ecosystem through successful initial interoperability testing with an increasing number of 3rd party mobile devices. The company’s 4Motion solution has achieved successful initial interoperability with numerous devices, using embedded chipsets from top vendors such as Beceem Communications, GCT Semiconductor, Intel Corporation, Runcom Technologies and Sequans Communications, all in preparation of Wave 1 and 2 802.16e-2005 certification.

Providing high quality radio performance and answering to the strict security measures incorporated into the WiMAX and 802.16e-2005 specifications, Alvarion has completed yet another significant technology milestone in its interoperability testing program. The successful testing of WiMAX security features with other vendors includes authentication and data encryption methods, as well as radio resource management features, automatic power control and channel quality management.

With this extensive portfolio of compatible Mobile WiMAX chipsets, the 4Motion solution will have the ability to support a wide range of end-user devices such as laptops, PDAs, handsets and WiMAX PC cards. Compliant with WiMAX ForumTM 802.16e-2005 specifications and following a recent and advanced series of interoperability tests, 4Motion has demonstrated support for rich media centric content services such as Mobile TV, VoIP, VOD, and interactive gaming.

Designed as open, standard, and interoperable, OPEN WiMAX is a complete ecosystem that encompasses network equipment, consumer electronics, service offerings, and even the end-users’ experience. Referring to Open Personal Broadband Networks, OPEN WiMAX is the ecosystem behind Alvarion’s highly scalable 4Motion solution, which combines the BreezeMAXTM and best of breed systems from various partners to create an operator-centric network solution for WiMAX.

“4Motion offers extensive capabilities for Mobile WiMAX networks and devices, and is designed to support next generation WiMAX solutions," said Rudy Leser, Alvarion’s corporate vice president of strategy and marketing. “Alvarion positions itself as market leader by demonstrating interoperability with leading vendors and presenting an integrated solution. Service providers prefer to choose best of breed systems from a variety of vendors, as well as create an interoperable network for widely available handsets and consumer electronic devices, thus meeting their specific network requirements and subscribers' needs."

Today’s WiMAX technology demands full interoperability among vendors, forming a new market approach and placing the operators and consumers in the center. With the vast potential in WiMAX networks, more and more leading vendors are taking an active role in WiMAX Forum activities to further reinforce the OPEN WiMAX ecosystem.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.